Dermata Therapeutics, Inc.
3525 Del Mar Heights, Road, #322
San Diego, CA 92130
Tel: (858) 800-2543

November 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Dermata Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-268383)
Filed on November 15, 2022

Ladies and Gentlemen:

Dermata Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 25, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant, or its representative, may orally request via telephone call to the staff of the Commission.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

DERAMTA THERAPEUTICS, INC.

By: /s/ Gerald T. Proehl
Name: Gerald T. Proehl
Title: Chief Executive Officer